Exhibit (a)(4)

THE OBERWEIS FUNDS

WRITTEN INSTRUMENT ESTABLISHING AND DESIGNATING

OBERWEIS INTERNATIONAL SMALL-CAP FUND

The undersigned, being a majority of the trustees of The Oberweis Funds (the “Trust”), a business trust organized pursuant to an Agreement and Declaration of Trust dated July 7, 1986, as amended on November 17, 1986 (the “Declaration of Trust”), pursuant to Section I of Article III of the Declaration of Trust, do hereby establish and designate a fifth series of shares of the Trust to be known as “Oberweis International Small-Cap Fund” (the “New Fund”). The relative rights and preferences of the New Fund shall be as set forth in the registration statement registering the shares of the New Fund.

IN WITNESS WHEREOF, the undersigned have this 10th day of August, 2006 signed these presents.

/s/ James D. Oberweis
James D. Oberweis

/s/ Katherine Smith Dedrick
Katherine S. Dedrick

/s/ Gary D. McDaniel
Gary D. McDaniel

/s/ James G. Schmidt
James G. Schmidt